UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Credit Acceptance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

Michael T. Raymond Dickinson Wright, PLLC 2600 W. Big Beaver Rd., Suite 300 Troy, Michigan 48084-3312 248-433-7274
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Donald A. Foss 2009 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,032,004
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* The percentage is calculated based upon total outstanding shares of 20,597,890 as of October 24, 2014, based upon written confirmation received from the Issuer.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Donald A. Foss 2010 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 725,002
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* The percentage is calculated based upon total outstanding shares of 20,597,890 as of October 24, 2014, based upon written confirmation received from the Issuer.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 846,188
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 846,188
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* The percentage is calculated based upon total outstanding shares of 20,597,890 as of October 24, 2014, based upon written confirmation received from the Issuer.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 68,011
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,011
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* The percentage is calculated based upon total outstanding shares of 20,597,890 as of October 24, 2014, based upon written confirmation received from the Issuer.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Karol A. Foss Irrevocable Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,402,599
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,402,599
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,402,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* The percentage is calculated based upon total outstanding shares of 20,597,890 as of October 24, 2014, based upon written confirmation received from the Issuer.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* The percentage is calculated based upon total outstanding shares of 20,597,890 as of October 24, 2014, based upon written confirmation received from the Issuer.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,718,944
	8	SHARED VOTING POWER 1,757,006
	9	SOLE DISPOSITIVE POWER 2,718,944
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,475,950**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* The percentage is calculated based upon total outstanding shares of 20,597,890 as of October 24, 2014, based upon written confirmation received from the Issuer.

**Mrs. Foss Watson is the trustee of the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust and the Karol A. Foss Irrevocable Grandchildren’s Trust. Mrs. Foss Watson disclaims beneficial ownership of these shares owned by such trusts. This amount also includes 2,146 shares held by Mrs. Foss Watson as UTMA custodian.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 9 of 11 Pages

Explanatory Note: This Schedule 13D Amendment No. 3 is filed solely to reflect the disposition by the reporting persons of shares of the Issuer’s common stock pursuant to the Issuer’s tender offer completed October 24, 2014.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Credit Acceptance Corporation (“Issuer” or “CACC”). The principal executive offices of CACC are located at 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change.

Item 5. Interest in Securities of the Issuer

Reporting Person	Amount beneficially owned:	Percent of Class*	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
The Donald A. Foss 2009 Remainder Trust	1,032,004	5.0%	0	1,032,004	0	0

The Donald A. Foss 2010 Remainder Trust	725,002	3.5%	0	725,002	0	0

Jill Foss Watson Living Trust	846,188	4.1%	846,188	0	846,188	0

Jill Foss Watson Irrevocable Trust**	68,011	0.3%	68,011	0	68,011	0

Karol A. Foss Irrevocable Grandchildren’s Trust**	1,402,599	6.8%	1,402,599	0	1,402,599	0

Jill Foss Watson Grantor Retained Annuity Trust	400,000	1.9%	400,000	0	400,000	0
Jill Foss Watson**	4,475,950	21.7%	2,718,944	1,757,006	2,718,944	0

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 10 of 11 Pages

* The percentage is calculated based upon total outstanding shares of 20,597,890 as of October 24, 2014, based upon written confirmation received from the Issuer.

**Mrs. Foss Watson is the trustee of the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust and the Karol A. Foss Irrevocable Grandchildren’s Trust. Mrs. Foss Watson disclaims beneficial ownership of these shares owned by such trusts. Includes 2,146 shares held by Mrs. Foss Watson as UTMA custodian.

(c) None.

(d) The respective beneficiaries of The Donald A. Foss 2009 Remainder Trust, The Donald A. Foss 2010 Remainder Trust, Jill Foss Watson Irrevocable Trust and Karol A. Foss Irrevocable Grandchildren’s Trust ultimately receive the pecuniary benefit of dividends from, or the proceeds from the sale of, the shares held in each respective trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7. Material to be Filed as Exhibits.

No change.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2014	The Donald A. Foss 2009 Remainder Trust

/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

The Donald A. Foss 2010 Remainder Trust

/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Living Trust

/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Irrevocable Trust

/s/ Todd Watson
Name: Todd Watson
Title: Trustee

Karol A. Foss Irrevocable Grandchildren’s Trust

/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Grantor Retained Annuity Trust

/s/ Jill Foss Watson
Name: Jill Foss Watson, Trustee

Jill Foss Watson, Individually

/s/ Jill Foss Watson
Name: Jill Foss Watson